

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2012

Via E-mail
Charles R. Mollo
Chief Executive Officer
Beamz Interactive, Inc.
15354 N. 83rd Way
Suite 102
Scottsdale, Arizona 85260

> **Re: Beamz Interactive, Inc.**
> **Registration Statement on Form 10-12(g)**
> **Filed April 19, 2012**
> **File No. 0-54662**

Dear Mr. Mollo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.   Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, the Gallup survey you reference on page 6. Please highlight the specific portions that you are relying upon so that we can reference them easily.

3.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  ・   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  ・   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

4.   Please update your financial statements pursuant to the applicable sections of Rule 8-08 of Regulation S-X.

Business, page 2

5.   Please revise to clarify the sentence under "Products" that states, "The installed base for our first and second generation products is approximately 10,000 units."

6.   Please revise this section throughout to describe more precisely what your products do and do not do, and how they can be used. As examples only, we note the following:
- What is meant on page 2 by the phrase "play a wide range of musical instruments"? In what sense is the user playing a musical instrument? How similar are the sounds produced to those of traditional musical instruments?
- Does manipulation of the laser beams play actual notes, like a traditional musical instrument, or merely audio samples or music clips? How much control does the user have over the notes, and how much of the sounds that are produced are due to the software or to pre-programming of the device?

- What do you mean on page 3 by "creatively interact" and "interactively play along with the hit song"?
- On page 4 you state that the Beamz Pro Product enables "original composition and song development capability," and "a wide range of creative music composition capabilities." How does it effectively provide users with such capabilities?

Sales and Distribution Strategy, page 7

7.   Please revise to disclose your sales and distribution strategies employed to date.

Competition, page 9

8.   You state on page 9 that there are no direct competitors with your products and services. However, it appears that there are many indirect competitors, such as electronic keyboards, computers, traditional musical instruments, and musical games such as Guitar Hero. Please revise to clarify the nature of your products and how they compare or contrast with such products.

License Agreement, page 9

9.   We note that you have not filed the Licensing Agreement with Beamz Cypher Partnership LLC as an exhibit to your registration statement. Please advise or revise. Refer to Item 601 of Regulation S-K.

10.   We note that you have signed licensing agreements with major labels, including EMI Music Services, Walt Disney Records, and Blind Pig Records. Please revise your registration statement to more fully disclose and describe the material terms of these agreements.

Revenues, page 19

11.   Per your disclosure, revenue decreased due to the transfer of retail customers and channels to Cypher as part of your strategic relationship. However, on page F-32, you stated that there has been no activity in the partnership through December 31, 2011. Considering that there was no partnership activity with Cypher that would have accounted for the diversion of your sales, it is unclear to us how revenues declined. Please advise us or revise.

Results of Operations, page 19

Cost of Product Revenues, page 20

12.   We note that for the six months ended December 31, 2010 and the year ended June 30, 2011, you recorded an inventory write-down totaling $258,000.   However, on page F-9, you disclosed an inventory impairment charge of approximately $68,500 in 2011 and $58,000 in 2010 resulting from the write-off of the first generation model C6 Beamz product components and the finished goods to the lower of cost or market. Please reconcile the discrepancy between your MD&A disclosure and the corresponding note in the financial statements. Additionally, tell us why costs of revenue for the year ended June 30, 2010 and the six months ended December 31, 2010 were significantly less than their comparative periods in 2011, after excluding the effect of the write-downs.

General and Administrative Expenses, page 20

13.   Addressing major cost components, including but not limited to consulting fees, please include a comparative discussion of general and administrative expenses for the years ended June 30, 2011 and 2010. Additionally, please clarify how you revised your overhead as part of your strategic relationship with Cypher and other prospective relationships.

Comparison of the Year ended June 30, 2011 to the Year ended June 30, 2010, page 20

14.   Please revise to more fully describe how "increasing awareness" of your Beamz Player and Beamz Pro products led to the 122% revenue increase between the periods compared.

Management and Organization, page 25

15.   Please revise the individual discussions of business experience to provide more specific dates of service for both present and past occupations, including the date when the individual began his or her service with the company.

16.   For each director, please revise to disclose the qualifications and attributes that led to your determination that the individual should serve on your board of directors. Refer to Item 401(e) of Regulation S-K.

2011 Director Compensation, page 28

17.   Please provide a narrative to explain the data in the table, including disclosure of the standard compensation arrangements for directors. Refer to Item 402(r)(3) of Regulation S-K.

2010-2011 Bridge Loans, page 31

18.   Please help us reconcile the sum totals for the columns in the table herein to their corresponding respective captions in the Statements of Changes in Stockholders' Equity (Deficit) on page F-5. For each transaction party or service provider, including but not limited to related parties, please provide all associated information set forth on page 31, including the actual number of common shares to which they were entitled and the number of Series D Convertible Preferred Shares into which their respective debt was converted. Also please include the number of shares which they will receive upon the sale of the Company.

19.   Citing your basis in the accounting literature, tell us how you determined the equivalent shares of stock associated with the services provided and the nature of such services, as well as the common share equivalents for cash received from the bridge loan. In order that we may better understand how you recorded the transaction, please provide us journal entries illustrating how you recorded the transaction.

Recent Sales of Unregistered Securities, page 34

20.   Please revise the schedule for common stock issuances and related disclosures herein to reconcile to the number of shares reported in the Statements of Changes in Stockholders' Equity on page F-5 and elsewhere in the notes to the financial statements. For instance, we are unable to identify transactions related to the issuance of 7,993,904 common shares reported in the Statement of Stockholders' Equity to transactions reported herein. Additionally, it is unclear how the issuance of 181,500 shares of stock for services as reported in the Statement of Stockholders' Equity reconciles to the common stock schedule on page 34.

Balance Sheets, page F-3

21.   Please revise to report a total number of 1,300,000 shares authorized for Series D Convertible Preferred Stock. Refer to your disclosure on page F-17.

22.   Please include a note to describe the major elements of Prepaid Expenses and tell us the reason for the decrease in the balance as reported on page F- 21.

Statements of Cash Flows, page F-6

23.   As reported, stock valued at $1.2 million was issued for interest. However, on page F-4, total interest expense reported was only $614,408. Likewise, the cost of stock issued for services captioned herein appears to be significantly less than the cost of various issuances reported on pages 27, 28 and 35. Please advise or revise.

24.   Please revise to include non-cash charges associated with inventory impairment charges as reported on page F-9.

Note 7 – Equity, page F-16

Commitment, page F-17

25.   Please tell us the nature of the Sale Event which would entitle each cash lender to 200% of the original principal amount loaned by such lender to the Company pursuant to the July 2010 Bridge Loan Stock Purchase and Security Agreement.

Note 9- Subsequent Events, page F-19

26.   Please disclose the nature of financial guarantees related to the October 2011 stock issuance here and in your notes to the interim financial statements.

Note 2- Accounts Receivable, page F-26

27.   We note that your accounts receivable outstanding over 90 days increased significantly from $74,983 to $122,992. Please tell us the amount of your allowance for bad debts as of December 31, 2011 and why such allowance is appropriate considering the amount of your accounts receivable outstanding over 90 days.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   ·   the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Dean Suehiro, Senior Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at

(202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director